Exhibit 99.3

PRESS RELEASE

LeddarTech Reports F3Q24 Results

QUEBEC CITY, Canada, August 14, 2024 — LeddarTech® Holdings Inc. (“LeddarTech” or the “Company”)(Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, for ADAS, AD and parking applications, is pleased to announce financial results for its fiscal third quarter 2024, which ended on June 30, 2024.

“This quarter, we continued to make excellent progress with OEM and Tier 1 automotive customers, improved software maturity and extended feature performance with our key technology partners, including Arm and Texas Instruments,” stated LeddarTech’s President and CEO, Frantz Saintellemy. “We believe that the automotive industry increasingly recognizes the maturity of our LeddarVision software for fusion and perception and the value it delivers by enabling automakers to meet and surpass the customer and regulatory demands for automated driver assistance systems (ADAS) and autonomous driving (AD).”

Recent Business and Technology Highlights

Customer and Partner Traction:

●	Signed strategic collaboration agreement with a major European automotive engineering service provider, expanding our global customer coverage.

●	Responded to three customer RFQ/RFIs with decisions by the end of 2024 and 1H2025.

●	Commenced documenting a commercial agreement with a leading technology partner.

●	Signed a proof-of-concept (POC) agreement with a major truck OEM.

●	Continued to progress collaborations and product roadmap alignment with Texas Instruments (TI) for LeddarVision with multiple joint customer meetings and demonstrations.

●	Began defining the second collaboration stage with Arm following the successful conclusion of stage one.

Product Development:

●	New software releases for LeddarVision Front (LVF) and LeddarVision Surround (LVS), which feature improvements such as vehicle detection at long distances, increased detection stability and a reduction of collision-relevant false alarms with a concentration on LVF differentiators. Other features include traffic speed sign recall and a reduction in false alarms, leading to improved performance in all sales regions.

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●	Launched demonstration vehicles in China and Italy to complement existing vehicles in Canada and Israel.

●	Demonstrating LeddarVision, the industry’s first real-time AI-based low-level fusion and perception software on an embedded SoC in an automobile.

●	Demonstrating the industry’s first 5V5R / 5V6R surround-view AI-based low-level fusion and perception software for premium applications.

Industry Highlights and Events

●	On May 9, 2024, the National Highway Traffic Safety Administration (NHTSA) published a final rule adopting a Federal Motor Vehicle Safety Standard (FMVSS) that requires automatic emergency braking (AEB) systems in U.S. light vehicles and trucks by September 2029.

●	LeddarTech will be demonstrating its automotive software technology at the following notable events:

○	Autosens Europe, October 8-10, 2024, in collaboration with Ficosa

◌	CES 2025, Las Vegas, U.S.A., January 7-10, 2025

Fiscal Third Quarter 2024 Financial Highlights1

●	Revenue: Revenue for the fiscal third quarter of 2024, ending June 30, 2024, was $1.4 million, compared to $1.4 million in the fiscal quarter ending June 30, 2023. Revenue from legacy LiDAR products declined to $1.1 million from $1.35 million a year ago due in part to a delay in acquiring components to fulfill orders of discontinued products. Services revenue related to our ADAS software increased to $370,691 from $67,570 a year ago, as development efforts with strategic external collaborators have increased.

●	Gross profit: Gross profit for the fiscal third quarter of 2024, ending June 30, 2024, was $537,435, compared to a gross profit loss of $66,127 in the fiscal quarter ending June 30, 2023. The increase in gross profit was due to a comparison against an inventory write-down in the previous year’s corresponding quarter.

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Operating expenses: Operating expenses for the fiscal third quarter of 2024, ending June 30, 2024, were $10.9 million, compared to operating expenses of $8.4 million in the fiscal quarter ending June 30, 2023. The increase is due largely to higher stock-based compensation expenses and higher selling costs, partially offset by reduced transaction and restructuring costs.

[1]	All amounts in Canadian dollars except where otherwise noted.

PRESS RELEASE

●	Net loss: Net loss for the fiscal third quarter of 2024, ending June 30, 2024, was $7.5 million, compared to a net loss of $4.2 million in the fiscal quarter ending June 30, 2023.

●	Adjusted EBITDA[2]: Adjusted EBITDA loss for the fiscal third quarter of 2024, ending June 30, 2024, was $7.8 million, compared to adjusted EBITDA loss of $5.3 million in the fiscal quarter ending June 30, 2023. The higher loss was due to increased operating expenses, partially offset by higher gross profit.

	Q3-2024	Q3-2023
Revenues	1,423,416	1,417,584
Gross profit (loss)	537,435	(66,127)
Loss from operations	(10,331,234)	(8,480,090)
Finance costs, net	(2,876,593)	(4,147,267)
Loss before income taxes	(7,454,641)	(4,156,400)
Net loss and comprehensive loss	(7,454,641)	(4,156,400)
Net loss and comprehensive loss attributable to Shareholders of the Company	(7,454,641)	(3,875,384)
Loss per share
Net loss per common share (basic and diluted)	(0.25)	(23.12)
Weighted average common shares outstanding (basic and diluted)	29,453,615	167,610
EBITDA (loss)	(5,695,313)	(6,948,353)
Adjusted EBITDA (loss)	(7,823,870)	(5,312,622)

Balance Sheet and Liquidity1

As of June 30, 2024, LeddarTech’s consolidated cash balance totaled $5.7 million, compared to $5.1 million on September 30, 2023.

Bridge Financing and Waiver under Desjardins Credit Facility. LeddarTech has reached an agreement in principle with several of its principal shareholders and its principal lender, pursuant to which such parties would fund the Company with an aggregate of US$9.0 million in bridge debt financing in order to meet the Company’s near-term obligations (the “Bridge Financing”) while the Company continues to progress its discussions, including with certain potential strategic investors, to secure US$35.0 million or more in additional equity capital (the “Equity Financing”).

[2]	EBITDA and adjusted EBITDA are non-IFRS measures and are presented by the Company as they are used to assess operating performance. These non-IFRS measures do not have standardized meanings under IFRS and are not likely comparable to similarly designated measures reported by other corporations. The reader is cautioned that these measures are being reported in order to complement, and not replace, the analysis of financial results in accordance with IFRS. See “Non-IFRS Financial Measures” below.

PRESS RELEASE

The Bridge Financing would be comprised of two tranches, with the first tranche in the amount of US$6.0 million to be funded on or about August 19, 2024, and the second tranche in the amount of US$3.0 million to be funded on or about October 15, 2024. The second tranche of the Bridge Financing would be conditioned on, among other things, receipt by the Company, not later than October 14, 2024, of satisfactory evidence of investor participation in the Equity Financing. The Bridge Financing would mature on November 15, 2024.

Although the parties have reached an agreement in principle, the Bridge Financing transaction is subject to the finalization and execution of definitive agreements by the relevant parties. There can be no assurance that the parties will agree on the terms to be included in such definitive agreements, that the lenders will invest the full US$6.0 million in the first tranche of the Bridge Financing, that the conditions to the second tranche of the Bridge Financing will be satisfied or that the Company will be successful in raising any amount at all in the Bridge Financing transaction. Moreover, there can be no assurance that the Company will successfully complete the Equity Financing transaction in the amounts contemplated by the Bridge Financing or raise any capital in the Equity Financing transaction at all.

In order to allow sufficient time to finalize the definitive documents in connection with the Bridge Financing described above, the Company also has entered into a Twelfth Amending Agreement (the “Amendment and Waiver”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”). Pursuant to previous amendments to the Desjardins Credit Facility, the Company and Desjardins had temporarily reduced the Company’s obligation to maintain an unencumbered cash balance (the “Minimum Cash Covenant”) from $5.0 million to the current requirement of $250,000 through August 14, 2024. Pursuant to the Amendment and Waiver, the Minimum Cash Covenant threshold of $250,000 will be extended through August 19, 2024, following which time it will be increased to $1.0 million until the earlier of the date of disbursement of an equity investment in the Company for a minimum gross proceeds amount of US$35.0 million (the “Short-Term Outside Date”) and November 15, 2024, and $5.0 million at all times after the earlier of the Short-Term Outside Date and November 15, 2024.

Any debt or equity securities to be offered and sold in the Bridge Financing transaction or the Equity Financing transaction may not be registered under the Securities Act of 1933, as amended, or State securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or compliance with an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the Bridge Financing transaction or the Equity Financing transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

PRESS RELEASE

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 160 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Non-IFRS Financial Measures

EBITDA and adjusted EBITDA are non-IFRS financial measures. A non-IFRS financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in Company’s consolidated primary financial statements.

In Q2-2024, the Company started to use these two new non-IFRS financial measures because we believe these non-IFRS financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-IFRS financial measures that we use to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

EBITDA (loss) is calculated as net earnings (loss) before interest expenses (income), deferred income taxes, depreciation of property and equipment, depreciation of right-of-use assets and amortization of intangible assets.

EBITDA (loss) should not be considered a net loss in measuring performance, nor should it be an alternative to a net loss in measuring performance or used as a measure of cash flow.

PRESS RELEASE

Adjusted EBITDA (loss) is calculated as EBITDA (loss), adjusted for foreign exchange gain (loss), loss (gain) on revaluation of financial instruments carried at fair value, gain or loss on lease modification, share-based compensation, listing expense, transaction costs, restructuring costs and impairment loss on intangible assets.

The following tables set forth a reconciliation of adjusted EBITDA and EBITDA to net loss reported in accordance with IFRS for the three months ended June 30, 2024 and 2023.

	Q3-2024	Q3-2023
Net loss	(7,454,641)	(4,156,400)
Depreciation of property and equipment	46,353	732,267
Depreciation of right-of-use assets	222,914	229,671
Amortization of intangible assets	(24,179)	243,527
Interest expenses (income)	1,514,240	(3,997,418)
EBITDA (loss)	(5,695,313)	(6,948,353)

Foreign exchange loss (gain)	396,315	(141,391)
Gain on revaluation of financial instruments carried at fair value	(5,408,508)	(14,554)
Loss on lease modification	1,819	-
Stock-based compensation	2,881,817	539,407
Transaction costs	-	719,100
Restructuring costs	-	533,169
Adjusted EBITDA (loss)	(7,823,870)	(5,312,622)

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s planned financing strategies, including related to the Bridge Financing, anticipated business strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties, including as a result of the business combination; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) our ability to execute on our business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and on the Company’s SEDAR+ profile at www.sedarplus.ca, including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed with the SEC and on SEDAR+. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”